UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 31 May 2024

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 31 May 2024 — Notice of 2024 AGM & Responsible Business Report

Exhibit 99.1

31 May 2024

National Grid plc

Publication of Notice of 2024 AGM & Responsible Business Report

National Grid plc ("National Grid" or the "Company") announces the following documents have been published today and are available on the Company's website at https://www.nationalgrid.com/investors/resources:

● Notice of 2024 Annual General Meeting ("AGM")
● Responsible Business Report 2023/24
● Climate Transition Plan

The 2024 AGM will be held at 11.00am on Wednesday 10 July 2024 at The Slate, Warwick Conferences, The University of Warwick, Scarman Road, Coventry, CV4 7SH. The AGM will be held as a hybrid meeting and shareholders will be able to join via the electronic meeting platform or in person. For further information, please refer to the Notice of 2024 AGM and the Company's website at https://www.nationalgrid.com/investors/shareholder-information/agm

A copy of the Notice of the 2024 AGM and proxy form have been submitted to the Financial Conduct Authority via the National Storage Mechanism where they will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Pritti Patel
Deputy Company Secretary and General Counsel Corporate

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 31 May 2024